OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

April 21, 2017

Via Electronic Transmission

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Browning:

Below please find a response to your comments, received via phone conference on the evening of April 12, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2017 pursuant to Rule 485(a) with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) for Oppenheimer Variable Account Funds (the “Registrant“), on behalf of its series, Oppenheimer Global Strategic Income Fund/VA (the “Fund”). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions used in the Registration Statement and defined terms have the meanings defined therein. Kindly please be reminded that, pursuant to our recent phone conversation, the Registration Statement is scheduled to go effective April 28, 2017 (we expect to file on April 26). Because the Fund is a series of the Oppenheimer Variable Account Funds, contractual obligations with insurance company clients foreclose the opportunity to make further revisions to the prospectus prior to effectiveness.

1.	While the SEC is no longer asking for “Tandy” representations, please note that the company and management is responsible for the adequacy of its disclosures, notwithstanding any review, comments, or action by the SEC staff.

We acknowledge this responsibility.

2.	Portions of the filing are incomplete, so please confirm that any blanks will be filled in and presented in the next post-effective amendment (e.g., Appendix A to SAI, fee table and performance information). Please provide a copy of such information for SEC staff review and potential comments at least a week prior to going effective. Additionally, please confirm whether there will be an Appendix A “Special Sales Charges and Waivers” attached to the SAI.

We confirm that blanks and other incomplete information will be completed for filing with the Registrant’s 485(b) filing. Attached as exhibits to this correspondence are the Fund’s expense table, performance bar chart, and performance table, which will be filed with the Fund’s 485(b) filing. We confirm that neither the SAI (nor prospectus) will contain an appendix regarding special sales charges and waivers, as this fund is offered only to variable insurance account holders.

3.	Explain in correspondence that it is understood that the fee waiver and/or expense reimbursement disclosed in the fee table must remain in place for at least a year in order for it to be shown in the fee table.

Registrant understands that in order to show the fee waiver and/or expense reimbursement in the expense table, the arrangement must be in place for at least one year. (Registrant notes that language in the second footnote to the table indicates that “the waiver and/ or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board”.)

4.	Confirm that there is no right to recoup waived fees.

Registrant confirms that the Manager does not intend to recoup waived fees at this current time.

5.	Please describe the nature of the contractual agreement between the Fund and the adviser concerning the fee waiver and/or expense reimbursement.

We view the nature of the agreement between the Fund and the Manager regarding the fee waiver and/or expense reimbursement as a contractual one, memorialized in a footnote to the expense table in the Fund’s prospectus. Our disclosure was prepared after discussions with, and review by, SEC staff. See Letter to Mr. Christian Sandoe and Valerie Lithotomos, dated February 15, 2013; and Letter to Ms. Lithotomos dated March 12, 2013, in each case filed under Oppenheimer Global Real Estate Fund in response to comments provided by SEC Staff.

6.	Confirm that the Example reflects the waived fees only for the one-year period.

Registrant confirms that the Example reflects the waived fees for only the one year period.

7.	Disclose that the Example does not include the expenses associated with the insurance contracts, and otherwise the fees and expenses would be higher.

Disclosure has been added to the “Example” introductory paragraph to reflect that the Example does not include the expenses associated with the insurance contracts, and that if they otherwise did, the fees and expenses would be higher.

8.	Make sure N-1A Item 4 “Principal Investment Strategies” is consistent with the “Principal Risks” section, and also compare the Item 4 section with the N-1A Item 9 Section.

We have reviewed the N-1A Item 4 principal investment strategies and principal risks sections, as well as the Item 9 section, of the prospectus and believe that all sections are consistent and appropriate in their discussion.

9.	Some paragraphs in the summary section of the prospectus are very dense in terms of the amount of information that they are trying to provide. Please consider revising some of the longer paragraphs so they encapsulate singular subjects instead of multiple ones.

We have reviewed the summary section of the prospectus and conclude that the discussions of principal investment strategies and principal risks are appropriate and consistent with the requirements of Form N-1A. We will however, as a general matter, consider the Commission staff’s comment and note that we continually review fund disclosures and make changes where we and fund counsel deem appropriate on an ongoing basis.

10.	The Fund has the term “global” in its name. Please clarify your economic tie test (if you have one) as it relates to global securities.

As a general matter, we remind Commission staff that the use of the term “global” in a fund’s name is not subject to Rule 35d-1. In footnote 42 of the adopting release for Rule 35d-1 (“Footnote 42”), the Commission made clear that when used in a Fund’s name, the term “global” “…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1.[1] Footnote 42 also indicates that the Division of Investment Management expects that funds that use “global” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1, which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “global,” which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investment exposure and risks across a number of countries.

More recently, this framework was memorialized in a memorandum reflecting an understanding between Commission staff and the Investment Company Institute (ICI) (the “ICI Memo”).[2] In the ICI Memo, the ICI reminded fund companies that while SEC reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The Fund believes that Footnote 42 and the ICI Memo reflect the Commission’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1.

In light of the above, we note that the principal investment strategies indicates that “under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries.” Therefore, the Fund does not apply an “economic tie” test to the issuers in which it invests. We note however that to the extent an issuer is tied to more than one country, we believe that it fits within the Fund’s strategy.

We also note that as of December 31, 2016, as reflected in the Fund’s Annual Report as of December 31, 2016, the Fund had exposure to no less than 30 countries other than the United States.

11.	The Fund may principally invest in asset-backed securities and CMOs, etc. (Item 4). How does the Fund determine that such investments are appropriate in an open-end fund structure? How does the Fund determine that these investments are liquid (that they can be sold in the ordinary course of business within 7 days). Please provide general market data on the types of investments and on the liquidity of the investments, including the following:

a.	Does the Fund impose any limits (as a percentage of its net assets) with respect to the position sizes in CMOs and the asset-backed securities?

i.	Please provide clarification on the types of asset back securities that the Fund utilizes in the response as well.

b.	Specific measures that the Fund would take if the Fund would receive a large redemption request;

c.	Existence of an active market for these investments, including number, diversity and quality of market participants;

d.	Frequency of trades or quotes for the investments, including the daily trading volume;

e.	Volatility of trading prices for the investments;

f.	Bid/Ask spread for the investments;

g.	Restrictions on trading, or transferring the investment;

h.	Availability of information, and Fund advisers’ access to information on underlying loans or other assets held by the asset-backed securities, CMOs, and other mortgage-backed securities

i.	How the Fund will be able to appropriately value these investments on a daily basis.

Provide this information with respect to the Fund’s Cayman Subsidiary’s use of Reg. S securities as well.

As a general matter, Registrant understands that Section 22(e) under the Investment Company Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and consequently, that the Fund must maintain sufficient liquidity. We note that, consistent with well-established Commission staff guidance and as disclosed in the prospectus section titled “Illiquid and Restricted Securities,” the Fund maintains a policy of not investing more than 15% of its net assets in illiquid securities, the holdings of which are monitored on an ongoing basis to determine whether to sell any of those securities to maintain adequate liquidity.

With respect to its investments in CMOs, ABS, and any Regulation S securities in which the Fund’s Subsidiary may invest, the Fund’s Manager requires that all such investments be made in accordance with the Liquidity Determination Procedures adopted by the Fund’s Board of Trustees (“Liquidity Procedures”). The Liquidity Procedures set forth how the Manager will make liquidity determinations for securities or assets held by the Fund, monitor liquidity, determine compliance with the Fund’s limit on illiquid securities, and report to the Fund’s Board.

In determining which securities would be appropriate investments for the Fund, the Manager generally considers a broad mix of relevant information, including: the lack of price movement or stale prices; the availability of price quotes and the trading frequency (or anticipated frequency); the number, quality and experience of dealers willing to purchase or sell the security; the number of other potential purchasers and market participants (including the availability of information about them); the extent of dealers’ efforts to make markets in the security and the identity of such dealers; the nature of the security (e.g., a security’s credit rating, duration, and or maturity date); the nature of the marketplace trades (i.e., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); and the nature of any resale restrictions, including contractual or legal.

The Fund’s ABS investments are typically in securities which generally have a readily available resale market. Similarly, the agency and non-agency CMO securities purchased for the Fund have tended to be among those traded by the larger and more stable broker dealers in the market and of the type that generally would be able to be liquidated, even in markets that could be deemed to be distressed. The Manager gains access to information on the underlying loans or other assets held by Fund and the borrowers through Bloomberg, Intex and other analysts, other organizations, and through information provided by the actual agencies, all of which aids the Manager in its liquidity determination.

The general factors listed above also apply to foreign securities as well. However, while some foreign securities might be “restricted securities” for purposes of U.S. securities laws, securities of a foreign issuer that were publicly issued in a foreign securities market and are listed and actively traded on a foreign exchange and/or have at least two dealers making a market in the security in the foreign securities market are generally not considered restricted or illiquid unless determined otherwise by the Manager. Additionally, the following, non-exclusive factors may also be considered by the Manager in assessing the liquidity of foreign securities, particularly those of issuers in emerging market countries: the length of settlement periods, difficult or uncertain registration procedures, back-office backlogs, special taxation considerations, currency convertibility and repatriation limitations, limitations on transferability by the issuer, or foreign exchange closures on which the specific foreign security is primarily traded.

To enable the Board to perform its oversight responsibility, the Manager reports on the percentage of the Fund’s assets invested in illiquid securities at each calendar quarter-end in a report that informs the Board that the Fund has complied with the limitations on illiquid securities.

The Fund does not impose hard limits on the use of CMOs and ABS (short of the restriction on illiquid securities), but may impose internal-only risk limits for purposes of risk and portfolio management. The financial statement and the notes that follow, included in the Fund’s Annual Report dated December 31, 2016 clarifies the types of securities, including asset-backed securities, that the Fund utilizes.

12.	Please clarify in the N-1A Item 9 section of the prospectus what other types of investments constitute “other mortgage-related securities.”

The sections in the statutory prospectus titled “U.S. Government Securities,” “Mortgage-Related Government Securities,” “Mortgage-Related Private-Issuer Securities,” and “Forward Rolls” clarify the types of mortgage-related securities other than collateralized mortgage obligations. We also note that the sections “Mortgage-Related Securities,” “Obligations Issued or Guaranteed by the U.S. Government or Agencies or Instrumentalities,” U.S. Government Mortgage-Related Securities” (and the subsections that follow immediately thereafter), “Forward Rolls,” “Privately-Issued Mortgage-Related Securities and “Real Estate Investment Trusts (REITs)” in the SAI also discuss such securities.

13.	If the Fund is going to engage in swaps as a principal investment strategy, revise the Item 4 section of the prospectus disclosure to explain that fact. Confirm that each type of swap that the Fund may use is disclosed, along with its intended risks, in the Item 9 section. If Assets are covered on a mark to market daily basis then the following comment applies (comment only applies if there is specific mark to market daily valuation disclosure): if the fund engages in total return swaps and there is disclosure about how the fund will provide asset coverage for the total return swap (we note that total return swaps are deemed to be senior securities for purposes of Section 18 of the Investment Company Act), the Fund will need to set aside an appropriate amount of liquid assets. See Release No. 10666 (April 18, 1979); see also Release No. 31933 (December 12, 2015).

We believe the Fund’s current disclosure is sufficiently clear: the Fund makes clear in the “Principal Investment Strategies” section that it may use swaps; it provides summary disclosure of the risks of derivatives in the summary section under “Risks of Derivative Investments”; and it elaborates on, and more specifically provides disclosure concerning, the types and risks of certain derivatives in the section of the prospectus titled “Derivative Investments” regarding the specific types of swaps it may use, i.e., credit default swaps, interest rate swaps, total return swaps, volatility swaps and currency swaps.

We are familiar with both of the Releases cited by Commission staff. We believe that disclosure provided in the sections of the SAI titled “Swaps” and “Asset Coverage for Certain Investments in Trading Practices” is consistent with the guidance the Commission staff cites. (We note separately that Release No. 31933 was never adopted by the Commission and is subject to comment and revision.) Consequently, we believe no disclosure changes are necessary.

14.	Please identify the specific types if swaps that the fund may invest in as part of its principal investment strategies and confirm that they are disclosed in the prospectus along with their intended risks, or if not, revise accordingly. Please review the observations set forth in the letter from Barry Miller to Carrie McMillian, Investment Company Institute (July 10, 2010). Provide information with respect to the use of derivatives that is customized specifically for the use by the Fund, not just general derivative disclosure, specifying the derivatives and specific risks.

We are familiar with the July 30, 2010 letter from Mr. Miller to the ICI (the “2010 Guidance”). We have reviewed the swaps and other derivatives disclosures in the Registration Statement and believe them to be consistent with the 2010 Guidance and the requirements of Form N-1A, and that each type of derivative investment is appropriately disclosed in each of the sections titled “Derivative Investments” in each of the Prospectus and SAI.

15.	With respect to the use of Grand Cayman Subsidiary, for all Controlled Foreign Corporations (“CFCs”) the Fund shall provide the following disclosure:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act (“ICA”) governing investment policy (Sec. 8), and capital structure and leverage provisions of (Sec. 18) on an aggregate basis with the CFC;

b.	Each CFC investment adviser complies with the provisions of the ICA relating to investment advisory contracts (Section 15), as an investment adviser to the Fund under 2(a)(2) of the ICA. That the investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as exhibit to the registration statement. If the same person is both the investment adviser to the Fund and the CFC, then for purposes of complying with section 15(c), the fees of the Fund and the CFC;

c.	Disclose that each CFC complies with the provisions governing affiliated transactions and custody (Sec 17), and identify the custodian of the CFC;

d.	Disclose whether the Fund has (i) received a private letter ruling from the IRS stating that the undistributed income derived from the CFC is qualifying income; (ii) if the Fund has not received a PLR, the basis for determining that such undistributed income is qualifying income such as an opinion of counsel;

e.	Disclose any of the CFC’s principal investment strategies and principal risks that constitute principal investment strategies and principal risks of the Fund. The principal investment strategies and principal risks disclosure of a Fund that invests in CFCs should reflect aggregate operations of the Fund and the CFC;

f.	Confirm in correspondence that the financial statements of the CFC are consolidated with those of the Fund;

g.	Confirm in Correspondence that:

i.	the CFC management fee, including any performance fee, will be included in “Management Fees,” and the CFC expenses will be included in “Other Expenses” in the Fund’s prospectus fee table;

ii.	the CFC and its board of directors will agree to designate an agent for service of process in the United States;

iii.	The CFC and its board of directors will agree to inspections by the staff of the CFCs books and records that will be maintained in accordance with Sec. 31 of the ICA and the rules thereunder.

Under the section “ABOUT THE FUND’S WHOLLY-OWNED SUBSIDIARY” in the prospectus, the Fund discloses that the Manager and Sub-Adviser are, respectfully, the same for both the Fund and the Subsidiary; and that the Manager and Sub-Adviser provide the Subsidiary with the same type of management and sub-advisory services, under the same terms, as are provided to the Fund. That section also discloses that the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as those adopted by the Fund. As a result, in managing the Subsidiary’s portfolio, the Manager and Sub-Adviser are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. This section also makes clear to shareholders that the Subsidiary has entered into a separate contract with the same custodian that the Fund uses for custody services and that the financial statements of both the Fund and the Subsidiary will be consolidated in its annual report.

Additionally, in the section “Pricing of the Subsidiary” in the prospectus, the Fund discloses that the valuation procedures described for the Fund are the same used in valuing the Subsidiary’s portfolio investments and shares of the Subsidiary.

Under the section “Investments in the Fund’s Wholly-Owned Subsidiary” in the prospectus, the Fund discloses that the Fund has received a private letter ruling from the Internal Revenue Service confirming that income from the Fund’s investment in the Subsidiary constitutes “qualifying income” for purposes of qualifying as a regulated investment company under Subchapter M.

Furthermore, the section “Investment Restrictions - Other Fundamental Investment Restrictions” in the SAI provides that the Subsidiary will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments.

In addition, the Fund represents that it complies with Section 15(c) and intends to continue to do so, but is unaware of a requirement in Form N-1A or elsewhere to disclose that it does so in its prospectus and believes such disclosure obscures and is unnecessary for fund investors.

The Fund has filed the investment advisory agreement between the Cayman Islands subsidiary and its investment adviser with Post-Effective Amendment No. 60, dated April 27, 2011.

In “The Fund’s Principal Investment Strategies and Risks” section of the prospectus, the Fund discloses that the type of securities in which the Subsidiary will primarily invest, and discloses the risks of investing in such securities.

We confirm that the Subsidiary’s expenses will be included in the Fund’s fee table. We also confirm that the Subsidiary and its board will agree to designate an agent for service of process in the United States; and the Subsidiary and its board will agree to inspection of its books and records by the staff.

16.	Please provide the performance bar chart.

The Fund’s performance bar chart, attached as an exhibit to this correspondence, will be filed with the Registrant’s 485(b) filing. We note that the updated chart will amend the current bar chart (included in the Fund’s prospectus most recently filed on January 3, 2017 under Rule 497(k)) by deleting the 2006 performance bar and adding the 2016 performance bar, reflecting a positive return of 6.53%. The footnote to the bar chart will not change.

17.	In the Average Annual Total Return Table, please explain why the U.S.-based Bloomberg Barclay Aggregate Bond Index is an appropriate index for this “global” Fund.

We believe the “Bloomberg Barclays U.S. Aggregate Bond Index” is an appropriate index because it not only meets the definition of an “appropriate broad-based securities market index” as prescribed by Instruction 5 to Item 27(b) of Form N-1A (which definition’s use is mandated by Item 4(b)(2)(iii)), but it also adequately “help[s] investors evaluate a fund's risks and returns relative to ‘the market’”, as the Commission staff intended in its 1998 adopting release (Rel. No. 33-7512, March 13, 1998) and is thus sufficiently broad-based enough to provide a meaningful comparison to shareholders.

18.	Is the lead portfolio manager primarily responsible for the management for the portfolio, or is the primary responsibility shared amongst all the portfolio managers? Confirm that all the portfolio managers are not operating jointly and primarily, or that the lead portfolio manager is the one primarily responsible for the management of the Fund.

Each of the portfolio managers disclosed, pursuant to and consistent with Item 5(b), are “primarily responsible for the day-to-day management of the Fund’s portfolio.” The Fund discloses that specifically in the subsection “Portfolio Managers” under the heading “How The Fund is Managed” in the statutory section of the prospectus. Consistent with Instruction 2 to N-1A Item 9, the “lead portfolio manager” is listed as such because he is designated, from a team perspective, as being the “lead” with respect to the overall strategic direction of the Fund’s investment strategy, not because he is solely primarily responsible for the management of the fund.

19.	Confirm that everything in Item 9 is appropriately disclosed.

We confirm that the information required to be disclosed by Item 9 of Form N-1A is appropriately disclosed.

20.	Confirm that with respect to any investment in a participation interest, the investment is considered an investment in the industry financial intermediary that issues the loan as well as an investment in the industry of the borrower. See Pilgrim Prime Rate Trust No-Action Letter (June 29, 1989) (acknowledge it in the correspondence).

We understand the SEC staff’s comment regarding consideration of the relevant industry to be for purposes of monitoring industry concentration in connection with the Fund’s fundamental investment restrictions. We note that while the Fund can, and may, invest in participation interests, as a practical matter it has not done so in quite some time. With that context, Registrant respectfully submits that it is appropriate and consistent with prior staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund's industry concentration policy. The Fund recognizes that the staff has in the past indicated that a Fund should consider both the corporate borrower and the financial intermediary as issuers as it relates to its diversification policy under Section 5 of the 1940 Act when, e.g., seeking to implement a policy of investing that, with respect to 75% of its assets, would allow investment up to 10% of its assets in pass-through interests of a lending bank without changing its status as a diversified company (Pilgrim Prime Rate Trust, SEC No-Action Letter, June 29, 1989), or investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower (Putnam Diversified Premium Income Trust, SEC No-Action Letter, July 10, 1989). Registrant maintains, however, that such treatment should be distinguishable for purposes of the Fund's industry concentration policy, and notes that neither Pilgrim nor Putnam suggested that the same treatment applies for purposes of industry concentration.

Loan participations in which the Fund has historically invested typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer, i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect the values of the investments in all or most of the issuers in such industry similarly.

21.	Please revise the heading “Other Investment Strategies and Risks” in the prospectus to clarify whether you are talking about principal or non-principal investment strategies and risks.

We believe a typical investor would understand that a strategy identified in this section is a non-principal investment strategy of the Fund, since all principal strategies are disclosed in the immediately preceding section titled “The Fund’s Principal Investment Strategies and Risks.” While the information contained in the “Other Investment…” section may not be required by Form N-1A, we believe it provides important information to shareholders that is permitted by General Instruction C.3(b), as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the required information. Furthermore, we note that: (i) the introductory paragraph to this section informs the shareholder that the Fund “might not use all of [the] techniques or strategies [discussed in the section] or might only use them from time to time,” which contrasts with the discussion under “The Fund’s Principal Investment Strategies and Risks,” which provides that “[t]he following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective.” Therefore, upon consideration of the comment, we respectfully decline to make changes to this heading.

22.	The SAI discloses that the fee paid to the sub-adviser is paid by the Manager, not by the Fund. N-1A Item 19(a)(3) requires disclosure of the method of calculating the advisory fee payment of the Fund. Please note that the Commission staff considers sub-advisory fees to be payable by the Fund, regardless of whether the payments were paid directly by the Fund, or through the investment adviser. Revise the disclosure to reflect the method of calculating the advisory fee paid to the sub-advisor (or confirm in correspondence that the disclosure is already included).

We respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no codified Commission guidance that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 20 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards

cc:  Cynthia Lo Bessette, Esq.

     Ropes & Gray LLP

Exhibits

(Expense Table, Bar Chart and Performance Table)

Expense Table

Shareholder Fees

(fees paid directly from your investment)

	Non-Service	Service
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None

Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Non-Service Shares	Service Shares
Management Fees1	0.61%	0.61%

Distribution and/or Service (12b-1) Fees	None	0.25%

Other Expenses

Other Expenses of the Fund	0.14%	0.14%

Acquired Fund Fees and Expenses	0.05%	0.05%

Total Annual Fund Operating Expenses	0.80%	1.05%

Fee Waiver and/or Expense Reimbursement2	(0.05)%	(0.05)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%	1.00%

1.	“Management Fees” reflects the gross management fees paid to the Manager by the Fund during the Fund’s most recent fiscal year and the gross management fee of the Subsidiary during the Fund’s most recent fiscal year.

2.After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the management fees incurred indirectly through the Fund’s investment in funds managed by the Manager or its affiliates. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board.

Bar Chart

During the period shown, the highest return before taxes for a calendar quarter was 10.00% (2nd Qtr. 09) and the lowest return before taxes for a calendar quarter was -9.84% (4th Qtr 08).

Performance Table

Average Annual Total Returns for the periods ended December 31, 2016

	1 Year	5 Years	10 Years
Non-Service Shares (inception 5/3/1993)	6.53%	3.96%	4.64%
.............................................................................................................................................................................
Service Shares (inception 3/19/2001)	6.27%	3.67%	4.37%
.............................................................................................................................................................................
Bloomberg Barclays U.S. Aggregate Bond Index	2.65%	2.23%	4.34%
(reflects no deduction for fees, expenses, or taxes)

[1] Emphasis provided in original.

[2] ICI Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1) (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.